Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-230427

January 10, 2020

Pricing Term Sheet

Laredo Petroleum, Inc.

$600,000,000 9.500% Senior Notes due 2025

$400,000,000 10.125% Senior Notes due 2028

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated January 6, 2020 (the “Preliminary Prospectus”) of Laredo Petroleum, Inc. The information in this Pricing Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Terms used herein and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Laredo Petroleum, Inc.

Guarantors:

Certain of the issuer’s current and future domestic restricted subsidiaries will, subject to certain customary exceptions, fully and unconditionally guarantee, jointly and severally, the notes so long as each such entity guarantees or becomes an obligor of our senior secured credit facility or other debt of the issuer or any restricted subsidiary of the issuer, in each case, in excess of $5 million. Not all of the issuer’s future subsidiaries will be required to become guarantors. If the issuer cannot make payments on the notes when they are due, the guarantors must make them instead.

Ratings (Moody’s / S&P)*:	(B3/B+)

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing (Trade) Date:	January 10, 2020

Settlement Date:

January 24, 2020

We expect that delivery of the notes will be made to investors on or about January 24, 2020, which will be the ninth business day following the date hereof (such settlement being referred to as “T+9”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Special First Year Change of Control Call Rights:	None (see Additional Information below regarding changes to the Preliminary Prospectus eliminating language providing for a special change of control call right within the first year at 110%)

Net Proceeds (after deducting underwriting discounts and commissions and offering expenses):	$982.0 million

9.500% Senior Notes due 2025

Principal Amount:	$600,000,000

Maturity Date:	January 15, 2025

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2020

Record Dates:	January 1 and July 1

Coupon:	9.500%

Public Offering Price:	100.000%, plus accrued interest, if any, from January 24, 2020

Optional Redemption:	Prior to January 15, 2022, make-whole call @ T+50 bps then at the following redemption prices (expressed as a percentage) of principal plus accrued interest:

	On or after:	Price:

	January 15, 2022	104.750%

	January 15, 2023	102.375%

	January 15, 2024 and thereafter	100.000%

Equity Clawback:	Prior to January 15, 2022, up to 35% at 109.500% of principal plus accrued interest.

Change of Control:	Put at 101.000% of principal plus accrued interest.

CUSIP / ISIN:	516806 AF3 / US516806AF38

10.125% Senior Notes due 2028

Principal Amount:	$400,000,000

Maturity Date:	January 15, 2028

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2020

Record Dates:	January 1 and July 1

Coupon:	10.125%

Public Offering Price:	100.000%, plus accrued interest, if any, from January 24, 2020

Optional Redemption:	Prior to January 15, 2023, make-whole call @ T+50 bps then at the following redemption prices (expressed as a percentage) of principal plus accrued interest:

	On or after:	Price:

	January 15, 2023	107.594%

	January 15, 2024	105.063%

	January 15, 2025	102.531%

	January 15, 2026 and thereafter	100.000%

Equity Clawback:	Prior to January 15, 2023, up to 35% at 110.125% of principal plus accrued interest.

Change of Control:	Put at 101.000% of principal plus accrued interest.

CUSIP / ISIN:	516806 AG1 / US516806AG11

*****

Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC BMO Capital Markets Corp. Goldman Sachs & Co. LLC Barclays Capital Inc. Capital One Securities, Inc.

Lead Managers:	SG Americas Securities, LLC ABN AMRO Securities (USA) LLC Citigroup Global Markets Inc. Scotia Capital (USA) Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC BBVA Securities Inc. BOK Financial Securities, Inc. Comerica Securities, Inc. SunTrust Robinson Humphrey, Inc.

Additional Information:

As of September 30, 2019, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds therefrom and the other transactions as set forth under “Capitalization,” the Issuer would have had (i) $199.5 million of outstanding borrowings under the senior secured credit facility; (ii) $600.0 million of senior unsecured notes due 2025 offered hereby; (iii) $400.0 million of senior unsecured notes due 2028 offered hereby; and (iv) a total capitalization of $2,278.8 million. This information supplements the information contained in the capitalization table under the column “As adjusted for this offering” on page S-24 of the Preliminary Prospectus.

Effective upon consummation of this offering, the borrowing base under our senior secured credit facility will be automatically reduced to $950.0 million, subject to covenant compliance.

THE OFFERING

The following describes changes to the summary of the offering in THE OFFERING within the Preliminary Prospectus. Language deleted from the summary is in strikethrough.

The last paragraph on page S-7 summarizing the Optional Redemption provisions of the notes is modified as follows:

In addition, with respect to the 2025 notes, before                        , 2022, the issuer may redeem all or any part of the 2025 notes at the make-whole price set forth under “Description of 2025 Notes—Optional Redemption.” In addition, before                        , 2022, the issuer may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the 2025 notes in an amount not to exceed the amount of the net cash proceeds of one or more public or private equity offerings at a redemption price of            % of the principal amount of the 2025 notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the 2025 notes issued under the indenture governing the 2025 notes remains outstanding immediately after such redemption and the redemption occurs within 180 days of the closing date of such equity offering. ~~If a change of control occurs prior to                        , 2021, the issuer may redeem all, but not less than all, of the 2025 notes at a redemption price equal to 110% of the principal amount of the 2025 notes plus any accrued and unpaid interest to, but not including, the date of redemption.~~

The first paragraph on page S-8 summarizing the Optional Redemption provisions of the notes is modified as follows:

In addition, with respect to the 2028 notes, before                        , 2023, the issuer may redeem all or any part of the 2028 notes at the make-whole price set forth under “Description of 2028 Notes—Optional Redemption.” In addition, before                        , 2023, the issuer may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the 2028 notes in an amount not to exceed the amount of the net cash proceeds of one or more public or private equity offerings at a redemption price of            % of the principal amount of the 2028 notes, plus any accrued and unpaid interest to the date of redemption, if at least 65% of the aggregate principal amount of the 2028 notes issued under the indenture governing the 2028 notes remains outstanding immediately after such redemption and the redemption occurs within 180 days of the closing date of such equity offering. ~~If a change of control occurs prior to                        , 2021, the issuer may redeem all, but not less than all, of the 2028 notes at a redemption price equal to 110% of the principal amount of the 2028 notes plus any accrued and unpaid interest to, but not including, the date of redemption.~~

DESCRIPTION OF THE 2025 NOTES

The following describes changes to the summary of certain material provisions of the indenture contained in the DESCRIPTION OF THE 2025 NOTES within the Preliminary Prospectus. Language deleted is in strikethrough, and language added is in bold and underlined.

The first full paragraph on page S-33 under “—Optional Redemption” is deleted as follows:

~~If a Change of Control occurs at any time prior to        , 2021, the Company may, at its option, redeem all, but not less than all, of the 2025 notes upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 110.0% of the principal amount of the 2025 notes redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). If the Company elects to exercise this redemption right, the Company must do so by mailing a redemption notice to each Holder at its registered address (or in the case of Global Notes sent, in accordance with the procedures of DTC or any other depository) with a copy to the Trustee within 60 days following the Change of Control (or, at the Company’s option, prior to such Change of Control but after the transaction giving rise to such Change of Control is publicly announced). Any such redemption may be conditioned upon the Change of Control occurring if the notice is mailed (or, in the case of Global Notes sent) prior to the Change of Control. If the Change of Control does not occur, the Company will provide prompt written notice to the Trustee rescinding such redemption, and such redemption and notice of redemption shall be rescinded and of no force or effect. Upon receipt of such notice, the Trustee will promptly send a copy of such notice to the Holders in the same manner in~~

~~which the notice of redemption was given. If the Company exercises the Change of Control redemption right, the Company will not be required to make the Change of Control Offer described below under “—Change of Control” unless or until there is a default in payment of the redemption price.~~

The fifth full paragraph on page S-34 under “—Optional Redemption” is modified as follows:

The notice of redemption with respect to the redemption described in the ~~fourth~~third paragraph under this “—Optional Redemption” need not set forth the Applicable Premium but only the manner of calculation thereof. The Company will notify the Trustee of the Applicable Premium with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation. Any redemption or notice of redemption may, at the Company’s discretion, be subject to one or more conditions precedent and, in the case of redemption with the net proceeds of an Equity Offering, be given prior to the completion of the related Equity Offering.

The first two full paragraphs on page S-35 under “—Change of Control” are modified as follows:

If a Change of Control occurs, unless the Company has given ~~(or if a Change of Control occurs prior to            , 2021, within 60 days thereafter will have given)~~ notice of redemption of all the 2025 notes as described under “—Optional Redemption,” each Holder will have the right to require that the Company purchase all or any part (in amounts of $2,000 or whole multiples of $1,000 in excess thereof) of such Holder’s 2025 notes pursuant to an offer (the “Change of Control Offer”) on the terms set forth in the 2025 Indenture. In the Change of Control Offer, the Company will offer to purchase all of the 2025 notes, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such 2025 notes, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of Holders of record on relevant record dates to receive interest due on the relevant interest payment date).

Within 30 days after any Change of Control or, at the Company’s option, prior to such Change of Control but after it is publicly announced, unless the Company has given ~~(or if a Change of Control occurs prior to            , 2021, within 60 days thereafter will have given)~~ notice of redemption of all the 2025 notes as described under “—Optional Redemption,” the Company must notify the Trustee and give written notice of the Change of Control to each Holder, by first-class mail, postage prepaid, at the address appearing for such Holder in the security register (or otherwise in accordance with the procedures of DTC or any other depositary).

The second full paragraph on page S-37 under “—Change of Control” is modified as follows:

The Company will not be required to make a Change of Control Offer under the following circumstances: (1) upon a Change of Control, if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements described in the 2025 Indenture applicable to a Change of Control Offer made by the Company and purchases all 2025 notes validly tendered and not withdrawn under such Change of Control Offer; or (2) if notice of redemption for 100% of the aggregate principal amount of the outstanding 2025 notes has been given ~~(or, if a Change of Control occurs prior to            , 2021, within 60 days thereafter will have been given)~~, pursuant to the 2025 Indenture as described under “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

DESCRIPTION OF THE 2028 NOTES

The following describes changes to the summary of certain material provisions of the indenture contained in the DESCRIPTION OF THE 2028 NOTES within the Preliminary Prospectus. Language deleted is in strikethrough, and language added is in bold and underlined.

The first full paragraph on page S-107 under “—Optional Redemption” is deleted as follows:

~~If a Change of Control occurs at any time prior to                        , 2021, the Company may, at its option, redeem all, but not less than all, of the 2028 notes upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 110.0% of the principal amount of the 2028 notes redeemed, plus accrued and unpaid~~

~~interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). If the Company elects to exercise this redemption right, the Company must do so by mailing a redemption notice to each Holder at its registered address (or in the case of Global Notes sent, in accordance with the procedures of DTC or any other depository) with a copy to the Trustee within 60 days following the Change of Control (or, at the Company’s option, prior to such Change of Control but after the transaction giving rise to such Change of Control is publicly announced). Any such redemption may be conditioned upon the Change of Control occurring if the notice is mailed (or, in the case of Global Notes sent) prior to the Change of Control. If the Change of Control does not occur, the Company will provide prompt written notice to the Trustee rescinding such redemption, and such redemption and notice of redemption shall be rescinded and of no force or effect. Upon receipt of such notice, the Trustee will promptly send a copy of such notice to the Holders in the same manner in which the notice of redemption was given. If the Company exercises the Change of Control redemption right, the Company will not be required to make the Change of Control Offer described below under “—Change of Control” unless or until there is a default in payment of the redemption price.~~

The fifth full paragraph on page S-108 under “—Optional Redemption” is modified as follows:

The notice of redemption with respect to the redemption described in the ~~fourth~~third paragraph under this “—Optional Redemption” need not set forth the Applicable Premium but only the manner of calculation thereof. The Company will notify the Trustee of the Applicable Premium with respect to any redemption promptly after the calculation thereof, and the Trustee shall not be responsible for such calculation. Any redemption or notice of redemption may, at the Company’s discretion, be subject to one or more conditions precedent and, in the case of redemption with the net proceeds of an Equity Offering, be given prior to the completion of the related Equity Offering.

The first two full paragraphs on page S-109 under “—Change of Control” are modified as follows:

If a Change of Control occurs, unless the Company has given ~~(or if a Change of Control occurs prior to            , 2021, within 60 days thereafter will have given)~~ notice of redemption of all the 2028 notes as described under “—Optional Redemption,” each Holder will have the right to require that the Company purchase all or any part (in amounts of $2,000 or whole multiples of $1,000 in excess thereof) of such Holder’s 2028 notes pursuant to an offer (the “Change of Control Offer”) on the terms set forth in the 2028 Indenture. In the Change of Control Offer, the Company will offer to purchase all of the 2028 notes, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such 2028 notes, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of Holders of record on relevant record dates to receive interest due on the relevant interest payment date).

Within 30 days after any Change of Control or, at the Company’s option, prior to such Change of Control but after it is publicly announced, unless the Company has given ~~(or if a Change of Control occurs prior to            , 2021, within 60 days thereafter will have given)~~ notice of redemption of all the 2028 notes as described under “—Optional Redemption,” the Company must notify the Trustee and give written notice of the Change of Control to each Holder, by first-class mail, postage prepaid, at the address appearing for such Holder in the security register (or otherwise in accordance with the procedures of DTC or any other depositary).

The second full paragraph on page S-111 under “—Change of Control” is modified as follows:

The Company will not be required to make a Change of Control Offer under the following circumstances: (1) upon a Change of Control, if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements described in the 2028 Indenture applicable to a Change of Control Offer made by the Company and purchases all 2028 notes validly tendered and not withdrawn under such Change of Control Offer; or (2) if notice of redemption for 100% of the aggregate principal amount of the outstanding 2028 notes has been given ~~(or, if a Change of Control occurs prior to            , 2021, within 60 days thereafter will have been given)~~, pursuant to the 2028 Indenture as described under “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus supplement for this offering, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus supplement and base prospectus if you request them by calling BofA Securities, Inc. toll-free at 1-800-294-1322.